UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76272 / October 27, 2015

Admin. Proc. File No. 3-16678

In the Matter of

ARRIN CORPORATION,
LIBERTY PETROLEUM CORPORATION,
MIKOJO INCORPORATED,
ROYAL INVEST INTERNATIONAL CORP., and
SAN JOAQUIN BANCORP

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Arrin Corporation, Liberty Petroleum Corporation, Mikojo Incorporated, Royal Invest International Corp., or San Joaquin Bancorp and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Arrin Corporation, Liberty Petroleum Corporation, Mikojo Incorporated, Royal Invest International Corp., and San Joaquin Bancorp.[2] The orders contained in that decision are hereby declared effective. The initial decision ordered that, a) the

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[1]   17 C.F.R. § 201.360(d).

[2]   *Arrin Corp., Gundaker/Jordan Am. Holdings (a/k/a Jordan Am. Holdings, Inc.), Liberty Petroleum Corp., Mikojo Inc., Royal Invest Int'l Corp., and San Joaquin Bancorp*, Initial Decision Release No. 861 (Aug. 18, 2015), 112 SEC Docket 04, 2015 WL 4911515. The Central Index Key numbers are: 1427433 for Arrin Corporation; 1411085 for Mikojo Incorporated; 1079574 for Royal Invest International Corp.; and 1368883 for San Joaquin Bancorp.

proceeding is dismissed as to Liberty Petroleum Corporation; and b) pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Arrin Corporation, Mikojo Incorporated, Royal Invest International Corp., and San Joaquin Bancorp are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 861
ADMINISTRATIVE PROCEEDING
File No. 3-16678

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ARRIN CORPORATION, GUNDAKER/JORDAN AMERICAN HOLDINGS (A/K/A JORDAN AMERICAN HOLDINGS, INC.), LIBERTY PETROLEUM CORPORATION, MIKOJO INCORPORATED, ROYAL INVEST INTERNATIONAL CORP., and SAN JOAQUIN BANCORP	INITIAL DECISION August 18, 2015

APPEARANCE: David S. Frye and Kevin P. O'Rourke for the Division of Enforcement, Securities and Exchange Commission

Ethan H. Cohen, Ballard Spahr LLP, for Liberty Petroleum Corporation

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Arrin Corporation, Mikojo Incorporated, Royal Invest International Corp., and San Joaquin Bancorp (collectively, the Defaulting Respondents).[1] The revocations are based on the Defaulting Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission. This Initial Decision also grants Liberty Petroleum Corporation's motion for summary disposition.

INTRODUCTION

On July 8, 2015, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that each Respondent has a class of securities registered with the Commission pursuant to Exchange

[1] This Initial Decision does not apply to Gundaker/Jordan American Holdings (a/k/a Jordan American Holdings, Inc.), which filed an Answer on August 3, 2015. *Arrin Corp.*, Admin. Proc. Rulings Release No. 3018, 2015 SEC LEXIS 3218 (Aug. 6, 2015).

Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

Defaulting Respondents were served with the OIP by July 11 and their Answers were due by July 24, 2015. *Arrin Corp.*, Admin. Proc. Rulings Release No. 2974, 2015 SEC LEXIS 3043 (July 27, 2015). Following Defaulting Respondents' failures to timely file Answers, I ordered them to show cause by August 6, 2015, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Id.* To date, none of the Defaulting Respondents has filed an Answer or responded to the show cause order.

LIBERTY PETROLEUM CORPORATION

Liberty was served with the OIP by July 11 and it filed an Answer and Motion to Dismiss (Motion) on July 20, 2015. *Arrin Corp.*, 2015 SEC LEXIS 3043. The Motion attaches two exhibits: Ex.1, a copy of Exchange Act Release No. 24851, published in the SEC Docket; and Ex. 2, a copy of an email dated July 17, 2015, from Liberty counsel to the Division, attaching a copy of the SEC News Digest from August 28, 1987. Liberty denies the allegations contained in the OIP and argues that it is not delinquent in the filing of any periodic reports and therefore it has not violated Exchange Act Section 13 or Rules 13a-1 and 13a-13. Motion at 2. The Motion states that on August 25, 1987, the Commission issued an order granting Liberty's request for an exemption from the registration requirement of Section 12(g) and the reporting requirement of Section 15(d) of the Exchange Act, citing to Exhibit 1. *Id.*

I ordered the Division to respond to the Motion by August 7, 2015. *Arrin Corp.*, Admin. Proc. Rulings Release No. 2986, 2015 SEC LEXIS 3074 (July 28, 2015). On August 4, 2015, I held a prehearing conference attended by the Division of Enforcement and counsel for Liberty. I construed Liberty's Motion as a motion for summary disposition and granted the Division leave to file a cross motion for summary disposition. Prehearing Transcript (Tr.) 10-11; *see Arrin Corp.*, Admin. Proc. Rulings Release No. 3007, 2015 SEC LEXIS 3164 (Aug. 4, 2015). The Division stated that it was still looking for the original exemption order (Order), which was likely in the National Archives, and that, unless it was found and it contradicted Liberty's contentions, it would not oppose the Motion. Tr. 6-7.

On August 5, 2015, the Division filed its response to the Motion, attaching a copy of the Order, stating that the copy was obtained from a document collection located at a National Archives and Records Administration's facility in College Park, Maryland, and is not available online. Response at 1. The Division stated that it does not oppose dismissal, or in the alternative, summary disposition, as to Liberty. *Id.* at 2.

Exchange Act Section 13(a) requires "[e]very issuer of a security registered pursuant to [Exchange Act] [S]ection 12" to file periodic reports with the Commission. 15 U.S.C. § 78m(a); *see* 17 C.F.R. §§ 240.13a-1, .13a-13. Exchange Act Section 12(h) permits the Commission to exempt any issuer from the provisions of Exchange Act Sections 12(g), 13, 14, or 15(d). 15 U.S.C. § 78*l*(h). The Commission must find that an exemption is not inconsistent with the public interest or the protection of investors. *Id.* The Order states that after considering the matter, "it is found that the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1934 Act." Order at 1. The exemption was granted as to the registration requirement of Section 12(g) and the reporting requirement of Section 15(d) with no terms and conditions imposed. *Id.*

I find that there is no genuine issue with regard to any material fact that Liberty is exempt from the registration requirement of Section 12(g) and the reporting requirement of Section 15(d), and is thus not required to file annual and quarterly reports with the Commission. *See* 17 C.F.R. § 201.250.

THE DEFAULTING RESPONDENTS

A. Findings of Fact

Defaulting Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3-4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Arrin, Central Index Key (CIK) No. 1427433, is a revoked Nevada corporation located in Bradenton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Arrin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $8,488 for the prior three months. As of July 7, 2015, Arrin's common stock was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") (OTC Link), had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Mikojo, CIK No. 1411085, is a void Delaware corporation located in Foster City, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Mikojo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $301,430 for the prior nine months. As of July 7, 2015, Mikojo's common stock was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Royal, CIK No. 1079574, is a void Delaware corporation located in Westport, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Royal is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $6,373,041 for the prior nine months. As of July 7, 2015, Royal's common stock was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

San Joaquin, CIK No. 1368883, is a suspended California corporation located in Bakersfield, California, with a class of securities registered with the Commission pursuant to

Exchange Act Section 12(g). San Joaquin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $20,035,000 for the prior six months. As of July 7, 2015, San Joaquin's common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, the Defaulting Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

B. Conclusions of Law

As discussed above, Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Defaulting Respondents failed to file timely periodic reports. As a result, the Defaulting Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder.

C. Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

The Defaulting Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Defaulting Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Defaulting Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failures to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Defaulting Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Defaulting Respondents' registered securities.

ORDER

It is ORDERED that Liberty Petroleum Corporation's Motion to Dismiss is GRANTED, and this proceeding is DISMISSED as to it.

It is FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Arrin Corporation, Mikojo Incorporated, Royal Invest International Corp., and San Joaquin Bancorp are hereby REVOKED.

It is FURTHER ORDERED that the telephonic prehearing conference scheduled for August 31, 2015, at 2:00 p.m. EDT is CANCELED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A Respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge